CONSENT RESOLUTION OF THE
BOARD OF DIRECTORS OF
RECYCLENET CORPORATION

The undersigned, being all of the directors of RecycleNet Corporation (“Company”), hereby consent to and ratify the corporate actions described herein.
WHEREAS, the Company has a wholly-owned subsidiary, Oldwebsites.com, Inc. (“Oldwebsites”), with a specific business plan to operate an exchange for buying and selling old web sites and domain names. This service is a new and different line of business from the Company’s current lines of business; and
WHEREAS, the directors believe that the growing potential for business demands separate attention from the core business of the Company and that greater success may be achieved by a distinct separation of the business lines; and
WHEREAS, the directors believe that the Company and Oldwebsites should focus on their respective business lines of business in order to, among other reasons, allow both companies the ability to do business with each others competitors, if any, and enhance access to financing by allowing the financial community to focus on the separate business lines of the Company and Oldwebsites; and
WHEREAS, the directors of the Company are aware that Oldwebsites may, at some time in the future, implement a stock-based business incentive program for its employees; and
WHEREAS, the directors of the Company believe that additional value to its shareholders would be achieved by declaring a dividend of all of Oldwebsites’ shares owned by the Company on a strictly pro-rata basis among the Company’s common shareholders; and
WHEREAS, the directors deem it desirable that its shareholders provide no consideration for such dividend; and
WHEREAS, Oldwebsites is a reporting company under the Securities Exchange Act of 1934, will have been subject to the reporting requirements there under for more than 90 days prior to the record date of the dividend, and it is anticipated that as of the record date, Oldwebstes will be current in its reporting requirements; and
NOW, THEREFORE, IT IS
RESOLVED, that the Company’s directors hereby declare a dividend of all of the shares of Oldwebsites.com, Inc owned by the Company, payable, for no reciprocal consideration, to its common shareholders of record as at the close of business on September 7, 2007; and

FURTHER RESOLVED, that the dividend shall be on a pro-rata basis only to all of the Company’s common shareholders; and
FURTHER RESOLVED, that the Company’s common shareholders of record as at the close of business on September 7, 2007, shall receive 1 share of Oldwebsites for each 10 shares of the Company held as of that date; and
FURTHER RESOLVED, that fractional shares, if any, based upon the foregoing ratio shall be rounded up to a whole share for fractions in excess of 50% and shall be rounded down for fractions of 50% or less; and
FURTHER RESOLVED, the dividend will be subject to Oldwebsites being current in its reporting requirements under the Securities Exchange Act of 1934 as of the date of the payment of the dividend; and
FURTHER RESOLVED, that pursuant to the Company’s reporting requirements under the Securities Act of 1934, including preparing and filing a Form 8-K as necessary, and any other information pursuant to Regulation F-D under federal securities laws and regulations, the proper officers of the Company will provide in advance of the date of record of the spin-off, public disclosure about the ratio used to compute the number of shares distributed in Oldwebsites for each common share held in the Company, fractional shares, and the expected tax consequences of the spin-off; and
FURTHER RESOLVED, that the proper officers of the Company are hereby authorized and empowered to do any and all things and perform any and all acts necessary to effectuate the foregoing resolutions.

DATED this 6th day of June, 2007.

/s/______________________________
Paul Roszel

/s/______________________________
Richard Ivanovick

/s/______________________________
Keith Deck